

Mail Stop 3561

September 23, 2016

Mr. Rahul Ghai
Chief Financial Officer
Harris Corporation
1025 West NASA Boulevard
Melbourne, Florida 32919

> **Re: Harris Corporation**
> **Form 10-K for the Year Ended July 1, 2016**
> **Filed August 29, 2016**
> **File No. 001-03863**

Dear Mr. Ghai:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended July 1, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Review, page 41

Discussion of Business Segment Results of Operations, page 44-48

1. We note your discussion of the operating results by segment; however, your discussion did not provide sufficient quantitative insights attributable to the various factors affecting your income statement accounts. For example, for the Communication Systems Segment, you disclosed the various offsetting factors such as inclusion of Exelis operations, weakness related to DoD and international tactical radio markets affecting revenues without their related amounts. In addition, you did not provide a similar discussion for your costs of sales and services accounts. In that regard, please revise to provide a more robust and comprehensive discussion of your segment operating results by providing a separate discussion on their respective costs of sales and services as well as quantifying the amounts associated with the various factors affecting each significant income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Andrew Mew, Senior Assistant Chief Accountant at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure